Baird Funds, Inc.

                 Form N-SAR Report for the Period Ended 12/31/00

Item 77-I

Baird Funds, Inc. (the "Corporation") was organized as a Wisconsin Corporation on June 9, 2000. The Fund consists of seven series; the Baird Horizon Growth Fund, Baird MidCap Fund, Baird Aggregate Bond Fund, Baird Core Bond Fund, Baird Intermediate Bond Fund, Baird Short-Term Bond Fund, and the Baird Intermediate Municipal Bond Fund (each a "Fund", and collectively, the "Funds"). The Baird Horizon Growth Fund, Baird Aggregate Bond Fund, Baird Core Bond Fund, and Baird Intermediate Bond Fund commenced operations on September 29, 2000. The Baird MidCap Fund commenced operations on December 29, 2000. The Baird Short-Term Bond Fund and Baird Intermediate Municipal Bond Fund have not commenced operations as of December 31, 2000. The following describes the rights of the shares of the Corporation.

The Corporation was formed under the laws of Wisconsin on June 9, 2000. The Articles of Incorporation authorize the Board of Directors to issue an unlimited number of shares of beneficial interest in separate series, with a par value of $.001 per share, and to create classes of shares of beneficial interest within each series. Each Fund currently offers two share classes: (1) Investor Class Shares, sold primarily to individuals and other purchasers investing less than $250,000 ($100,000 for the Baird Horizon Growth Fund and Baird MidCap Fund) and
(2) Institutional Class Shares, sold primarily to institutions investing at least $250,000 ($100,000 for the Baird Horizon Growth Fund and Baird MidCap
Fund). The Funds are registered with the Securities and Exchange Commission as open-end diversified management companies

Each class of shares of the Funds represents an interest in the assets of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that the distribution and shareholder servicing fees related to the Investor Class Shares are borne solely by that class. Fractional shares have the same rights proportionately as full shares. Shares issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Directors may grant in its discretion.

The shares do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of Directors can elect all the Directors of the Funds.

If the holders of a majority of the outstanding shares of the Funds shall vote at any time to wind up and liquidate the Funds, no further shares of the Funds shall be issued, sold or purchased by the Funds, and the Directors shall immediately proceed to wind up the Funds' affairs, liquidate the assets, pay all liabilities and expenses of the Funds, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares of beneficial interest. The Board of Directors shall also do any other acts necessary to secure and complete the dissolution of the Funds.

The following are incorporated by reference:

Item 77-Q1(a) Bylaws - Pre-Effective Amendment No. 1, Part C, Item 23, Exhibit b

Item 77-Q1(e) Advisory Agreement - Pre-Effective Amendment No. 1, Part C, Item 23, Exhibit d